Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on July 28, 2020 was $0.18 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 29, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): July 27, 2020

Jones Soda Co.
(Exact Name of Registrant as Specified in Charter)

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

66 South Hanford Street, Suite 150, Seattle, Washington 98134
(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock	JSDA	OTCQB

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Item 8.01. Other Events.

On July 27, 2020, the Board of Directors of Jones Soda Co. (the “Company”) approved a Services and Endorsement Agreement (the “Services Agreement”) with Tony Hawk, Inc. (“THI”) pursuant to which Tony Hawk (“Hawk”) shall provide certain marketing services on behalf of the Company.  The Services Agreement has a term commencing as of June 1, 2020 and terminating as of January 31, 2021.  Pursuant to the Services Agreement, the Company agreed to pay THI a fee of $100,000 in cash, of which $50,000 was paid upon execution of the Services Agreement and $50,000 will be payable upon delivery of certain promotional content.  In addition, pursuant to the Services Agreement, the Company agreed to issue to THI that number of shares of the Company’s Common Stock as is valued at an aggregate of $25,000 as of the date of issuance, and to donate to The Skatepark Project (“TSP”), an affiliate of Hawk, that number of shares of Common Stock as is valued at an aggregate of $25,000 as of the date of issuance. The issuance of the shares to THI and TSP will be made in reliance upon the exemption from registration in Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)        The following exhibit is furnished with this Form 8-K:

Exhibit No.	Description

99.01	Press Release dated July 29, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: July 29, 2020	By:	/s/ Jamie Colbourne
Jamie Colbourne
Interim Chief Executive Officer and Acting Principal Financial Officer

EXHIBIT 99.01

Jones Soda Kicks Off 25-Year Celebration as the Original Craft Soda by Reuniting with Tony Hawk to Launch ‘It’s My Craft’ Campaign

SEATTLE, July 29, 2020 (GLOBE NEWSWIRE) -- Jones Soda Co. (OTCQB: JSDA), the original craft soda known for its unconventional flavors and user-generated label artwork, is asking people to share the craft that inspires them every day for a chance to be featured on Jones Soda labels across North America. The company is launching a campaign called “It’s My Craft” by reuniting with Tony Hawk, a legend known for his mastery of the skateboarding craft who was one of Jones’ first sponsored athletes.

The campaign reflects Jones Soda’s belief that everyone has a unique skill that energizes them and forms an integral part of their identity.  Despite pandemic restricting activities, people are finding creative ways to continue pursuing their craft, and the #ItsMyCraft theme is offering an opportunity to celebrate that enthusiasm for personal expression.

“It’s great to be reunited with Jones Soda because they share the same passion in pursuing excellence in one’s craft,” said Tony Hawk. “I believe our respective fans appreciate craft just as much.”

The campaign hit the road earlier this month in a fully wrapped Jones-branded RV carrying Hawk and his family on a 10-day tour with stops that included a bison ranch, various national parks, and multiple skateparks. Along the way, Hawk created photo and video content showcasing his family’s adventures that will be featured on both Hawk’s and Jones’ social media channels.

The #ItsMyCraft RV will continue to celebrate craft with stops throughout the summer in select markets highlighting local talent and offering samples of Jones’ own craft, including trademark quirky flavors such as Fufu Berry, Blue Bubblegum and the recently launched Watermelon.

The partnership between Hawk and Jones Soda also includes support for Hawk’s “The Skatepark Project” (formerly the Tony Hawk Foundation), which helps finance public skateparks in low-income communities. As part of the agreement, Jones Soda has made a substantial donation to support Hawk’s philanthropic efforts.

“2021 will mark Jones’ 25th year as the original craft soda,” said Jamie Colbourne, Jones Soda’s interim CEO. “We’re kicking off the celebration by applauding the many forms that craft can take starting with one of the most recognizable athletes in the world. Tony has 15 million followers on social media. Even people who aren’t skateboarders know who he is and love him. With Tony in our camp, a graphically in-your-face RV serving as a moving billboard for the brand, and the #ItsMyCraft campaign creating major visibility, we’re staking our claim as a brand that has a lot of air in the best skateboarding sense of the term.”

Find out more about the #ItsMyCraft campaign by visiting Jones Soda’s Facebook and Instagram pages.

About Tony Hawk Inc.
After more than 30 years of building a global brand ranging from apparel, toys, events, endorsements, social media, film production and one of the most successful video game franchises ever, legendary pro-skateboarder Tony Hawk remains one of the most popular athletes in the world. Hawk’s foundation, The Skatepark Project, helps finance public skateparks in low-income areas across the USA and other parts of the world. And he still skates regularly.

About Jones Soda Co.
Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with pure cane sugar and other high-quality ingredients, and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – pure cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Investor Relations Contact
Cody Slach
Gateway Investor Relations
1-949-574-3860
JSDA@gatewayir.com

Photos accompanying this announcement are available at https://www.globenewswire.com/NewsRoom/AttachmentNg/aa58cb73-6130-4c65-8ed4-a6f30386e5f5

https://www.globenewswire.com/NewsRoom/AttachmentNg/c6b43ec2-4735-4b2f-a3cf-ea3435c91b73